Filed Pursuant to Rule 253(g)(2)
File No. 024-10492

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

SUPPLEMENT NO. 11 DATED APRIL 1, 2016
TO THE OFFERING CIRCULAR DATED NOVEMBER 24, 2015

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Real Estate Investment Trust, LLC (“we”, “our” or “us”), dated November 24, 2015 and filed by us with the Securities and Exchange Commission (the “Commission”) on November 25, 2015 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Declaration of April 2016 Dividend.

Declaration of April 2016 Dividend

On March 30, 2016, the manager of the Company declared a daily distribution of $0.0027397254 per share (the “Daily Distribution Amount”) for shareholders of record as of the close of business on each day of the period commencing on April 1, 2016 and ending on April 30, 2016 (the “April 2016 Distribution Period”). The distributions will be payable to shareholders of record as of the close of business on each day of the April 2016 Distribution Period and the distributions are scheduled to be paid prior to July 21, 2016.